Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

April 27, 2020

Via E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Shainess, Esq.

Special Counsel

Office of Mergers and Acquisitions

Re:	TEGNA Inc.

Response to SEC Letter, dated April 24, 2020

Definitive Additional Materials on Schedule 14A

Filed April 13, 2020 by Standard General L.P., et al.

File No. 001-06961

Dear Mr. Shainess:

We refer to your letter, dated April 24, 2020, with respect to definitive additional proxy materials filed on April 13, 2020 by Standard General L.P. (“Standard General”) and the other participants named therein with respect to TEGNA Inc. (“TEGNA”). Please see below our responses to your comments.

We note, as an initial matter, that these comments are being proffered less than one week before TEGNA’s annual meeting and relate to materials that have been on file for almost two weeks and on which the Staff has previously commented. We have received numerous comment letters with respect to this proxy solicitation and have endeavored to be responsive to the Staff’s comments, even where Standard General believed the comments were unnecessary and, in some cases, simply wrong. We have also submitted a number of letters to the Staff with respect to proxy materials filed by TEGNA. We have observed few changes to TEGNA’s materials despite our comments.

Standard General believes that the Staff has not been consistent in its treatment of the parties in this proxy contest, and the Staff’s latest letter only reinforces that perception. We note some of these inconsistencies in our responses below.

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Fried, Frank, Harris, Shriver & Jacobson LLP	April 27, 2020 Page 2

1.	We note your statement on page 21 of the investor presentation that “TEGNA has 2x the number of employees per station compared to peers.” Please revise this portion of the investor presentation, and anywhere else you use this figure, to provide context by disclosing the size of the markets that TEGNA operates in as compared to the markets of the referenced peers.

The Staff requests that Standard General “provide context” for employee per station data. This data is based on publicly available information, and TEGNA has provided its own response asserting not that Standard General’s data is inaccurate, but that employee per station data of its peers is not comparable due to differences in station size. In the view of Standard General, that is a debatable point, and Standard General has repeatedly noted that TEGNA’s EBITDA margins lag peers, which strongly suggests TEGNA’s station operations are not efficient. We believe that investors have sufficient information to decide whether they agree with Standard General’s view or that of TEGNA. Standard General is not required, as a matter of law, to concede that TEGNA’s explanation of its employee count is valid.

On the other hand, throughout this proxy contest we have asserted to the Staff that TEGNA must “provide context” on its response to opportunities to sell TEGNA to third parties. We asked the Staff to require TEGNA to provide a detailed chronology, so that shareholders can evaluate whether the TEGNA Board responded in a timely and appropriate fashion to third party expressions of interest. Instead, the Staff has permitted TEGNA to rely upon conclusory statements and a one page summary in its proxy materials. TEGNA claims that opportunities to sell the Company were frustrated by the COVID-19 pandemic. However, whether that is true can only be ascertained with the benefit of a full review of the facts. That is “context” that the Staff should have insisted that TEGNA provide.

We raised in a prior call with the Staff that its treatment of the parties did not appear to be even handed based upon the comments Standard General has received compared to the changes TEGNA has made in its materials. The Staff’s response, essentially, was that its legal authority is limited. Yet the Staff has continued to comment on specific disclosures made by Standard General and request corrections or retractions.

In this regard, we note that, from the inception of this contest, TEGNA engaged in personal attacks on the principal of our client and on our client’s investment track record, impugning our client in violation of Rule 14a-9. TEGNA has claimed that Standard General has significant conflicts of interest and could use information obtained as a TEGNA board member in a manner contrary to the best interests of TEGNA shareholders. In our first letter to the Staff, we noted that Standard General had clearly stated to TEGNA that, if its principal was added to the TEGNA Board, Standard General would not pursue any opportunity in the TV broadcasting industry without first offering the opportunity to TEGNA and also pointed out that TEGNA is several hundred times the size of Standard General’s allegedly competing media holdings. We also referred the Staff to FCC rules, under which Standard General is an affiliate of TEGNA, thus imposing significant constraints on its ability to pursue television broadcasting investments outside TEGNA. Yet the Staff did not require TEGNA to retract its unfounded claims of conflict of interest, nor did it required TEGNA to acknowledge Standard General’s willingness to provide TEGNA with a right of first offer on TV broadcasting opportunities, which was communicated to TEGNA on December 19, 2019, three weeks before TEGNA advised Standard General it would not add Mr. Kim to its Board, citing these conflicts of interest. Moreover, the Staff has allowed TEGNA to repeatedly refer falsely to Standard Media (in which Standard General has invested) as a TEGNA competitor despite the fact that Standard Media owns only 2 broadcast TV stations, both in markets where TEGNA does not itself have any such stations.

Fried, Frank, Harris, Shriver & Jacobson LLP	April 27, 2020 Page 3

The Staff permitted TEGNA, despite repeated objections from Standard General, to cite a New York Post article based on an unnamed source as evidence that our client was “sidelined” during discussions between Media General and Nexstar and contrary to the content of detailed merger proxy filings previously reviewed by the SEC. The Staff permitted TEGNA to continue to refer in a derogatory fashion to investments by Standard General in companies on the verge of insolvency. However, the Staff did not require TEGNA to “provide context” by explaining that Standard General is in the business of making distressed investments. The Staff also permitted TEGNA to cite a garden variety strike suit at Twin River Holdings as evidence of self-dealing by Standard General. A strike suit is not “evidence” of self-dealing. TEGNA, as it has done throughout this contest without being checked by the Staff, was permitted to make a false and misleading statement impugning our client, without regard to facts. That lawsuit has now been settled with no liability on the part of Twin River Holdings or any of its directors, including Standard General’s principal, and with only the payment of legal fees. Standard General has notified TEGNA of this and demanded a public retraction. The Staff should ensure that TEGNA does so immediately.

2.	Refer to pages 22 and 24 of your investor presentation. With respect to your assertions that (i) TEGNA’s EBITDA margins have declined and (ii) TEGNA’s free cash flow conversion is worst among peers, please tell us how your reliance on pro forma information from 2016 and 2017 is relevant given TEGNA’s transformation in late 2017 to a pure-play broadcasting company.

Standard General used TEGNA’s own broadcast segment data from TEGNA’s 2017 Form 10-K in making this calculation. That data, according to TEGNA’s historic filings, is pure-play data. Thus Standard General believes the use of this data is appropriate. On the other hand, TEGNA’s claim that this data is not relevant is false and misleading. TEGNA’s margins have declined over the past several years, a fact which TEGNA continues to obfuscate in violation of Rule 14a-9.

3.	We note your comparison of the Company’s market capitalization to the aggregate purchase prices that TEGNA paid for stations on page 45. Revise this section to disclose the date used for purposes of using TEGNA’s stock price to calculate market capitalization. If the date used reflects the broader market decline resulting from the COVID-19 pandemic, disclose this fact, and explain why you believe the use of such a date is appropriate.

Standard General’s proxy materials have noted TEGNA’s stock price at many points in time. Standard General has also noted the current trading price of TEGNA in various recent shareholder letters, and accurately reflected those prices. Standard General believes that it is self-evident that an acquisition in mid-2019 at the top of the M&A market looks ill-advised in light of current market valuations. Standard General assumes that TEGNA investors have sufficient access to market data to compare current and historic share price and market capitalization data for TEGNA. We note that the Staff has permitted each of the parties to use total return data for periods prior to the COVID-19 pandemic, presumably on the basis that shareholders can make their own decision what time period they believe is relevant and can access market data for periods subsequent to the data furnished by the parties.

Fried, Frank, Harris, Shriver & Jacobson LLP	April 27, 2020 Page 4

4.	Refer to page 47 of the presentation, where you label the events on the timeline “TEGNA Entrenchment Actions.” Absent disclosure of reasonable factual support for the assertion that these actions were taken for the purpose of board entrenchment, please revise the presentation to remove the characterization of these events as “entrenchment actions.”

Page 47 presents a timeline of actions by TEGNA after it was approached by Apollo in February 2019. Standard General’s understanding is that TEGNA rejected an overture by Apollo in February 2019 at a premium valuation. Evidently, based upon the little information TEGNA has made public, this rejection was communicated in a manner that dissuaded Apollo from following up. If TEGNA had provided the detailed chronology we have repeatedly requested, Standard General would, of course, consider that information. However, the facts available to Standard General (not to mention the refusal of TEGNA to provide detailed information) are consistent with its view that the Board engaged in a pattern of entrenchment actions. All of the actions detailed in the timeline served to entrench the TEGNA Board, as they made an acquisition of the Company more expensive, subject to greater regulatory burdens, and subject to debt refinancing costs. Moreover, TEGNA then lied about those interactions to the market. See page 49 of the presentation.

We have noted above the plethora of statements by TEGNA impugning the reputation of Standard General and its principal. Unlike the matters discussed at page 47 of Standard General’s presentation, Standard General has demonstrated that many of those allegations (conflicts of interest, self-dealing, investments in companies that became insolvent, role in Media General’s sale process) are false and misleading. Yet those allegations continue to appear in TEGNA’s solicitation materials. Conversely, there is an undisputed timeline of actions by TEGNA that are consistent with an entrenchment motive but, in contrast to Standard General, TEGNA has offered no rebuttal other than conclusory statements that the Board is open to all alternatives.

5.	Tell us the basis for your assertion on page 48 that “[i]t does not appear that the Company was willing to engage these suitors during the whole of 2019.” We understand that three of the four suitors that made offers in 2020 did not express interest in 2019, and that one suitor proposed a transaction in 2019 that would not have resulted in a change of control of the company, as distinguished from the offer it made in 2020.

Standard General’s observation is that it appears that TEGNA only engaged with M&A suitors at some point in 2020. Standard General infers that TEGNA did so under the pressure of a proxy contest which posed a threat to the incumbent Board if they failed to demonstrate openness to third party offers. Standard General believes that it is reasonable to conclude that TEGNA did not engage with these parties in 2019, but that these parties would have had interest had TEGNA chosen to explore strategic alternatives at that time. TEGNA, after lying about its interactions with Apollo, ultimately admitted that Apollo’s February 2019 proposal was for a cash acquisition at a premium to market.

However, please refer to our earlier comments. Standard General would welcome TEGNA, which has offered solely conclusory statements (some of them false and misleading, as Standard General details at page 49 of the presentation) and a one-page summary of M&A interest, providing the detailed disclosures it believes are legally required. In the absence of such disclosure, Standard General must draw reasonable inferences from the record that exists. The relevant statement is couched as an opinion, and Standard General believes that its opinion is a reasonable one.

Fried, Frank, Harris, Shriver & Jacobson LLP	April 27, 2020 Page 5

6.	As requested in our letter dated April 16, 2020, please remove statements about TEGNA’s board requiring an “all cash offer,” as we are unable to locate support for such statements.

We previously noted the Staff’s comment and indicated in our response on April 19, 2020 that Standard General would not make that assertion in future filings. The referenced language is in an April 13 filing. For completeness, however, we note that there is no dispute that TEGNA was discussing all-cash offers with the interested third parties (other than Gray, which is reported to have pursued a cash and stock offer), those parties are private companies with limited if any capacity in practice to offer securities, and TEGNA itself has indicated it required proof of financing from interested parties.

Please contact Warren de Wied at (212) 859-8296 or Phil Richter at (212) 859-8763 if you have any questions regarding this letter.

Very truly yours,

Warren de Wied

CC:	Gail Steiner

Partner, General Counsel and Chief Compliance Officer

Standard General L.P.